FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES THE DATE OF THE 2025 FINANCIAL RESULTS RELEASE Amsterdam, 10 February 2026. Ferrovial (Ticker: “FER”) will release its results corresponding to 2025 financial year on Wednesday, 25 February 2026, after the U.S. market closes. The Company’s management team will host a conference call to present these results on Thursday, 26 February 2026, at 3:00pm CET (9:00am ET). The event may be attended via webcast or conference call. Access codes will be made available on the Company’s Investor Relations website (https://www.ferrovial.com/en/ir-shareholders/). For further inquiries, please contact the Investor Relations Department via email at ir@ferrovial.com or by phone at +34 91 586 25 65 (Spain) or +31 20 798 3724 (The Netherlands).